May 19, 2017

VIA EDGAR CORRESPONDENCE

Jay Williamson

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	TPG Specialty Lending, Inc.

Registration Statement on Form N-2

Filed April 7, 2017

File No. 333-217207

Dear Mr. Williamson:

On behalf of TPG Specialty Lending, Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission that we received in a telephone conversation with the Staff on May 4, 2017 with respect to the above-referenced Registration Statement on Form N-2 filed on April 7, 2017 (the “Registration Statement”).

The Company has filed today Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, together with this letter via EDGAR submission. Capitalized terms used but not defined in this letter are as defined in Amendment No. 1.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 1.

1.	On page 15, under “Fees and Expenses,” we note that footnote 5 indicates you present management fees net of voluntary fee waivers. Typically fee waivers are not reflected in the fee tables unless there is a contractual agreement to waive such

Jay Williamson

Securities and Exchange Commission

fees for at least one year from the effectiveness date and the fee arrangement cannot be modified without board approval. Please advise why your presentation is appropriate or revise accordingly.

Response:

The Company respectfully advises the Staff that the fee tables as presented did not and do not include management fees that were waived, but instead reflect total management fees payable without giving effect to any waiver. Footnote 5 has been revised to make clear that the table does not include any fees that were waived.

2.	On page 70, under “Net Realized and Unrealized Gains and Losses,” we note that you reference positive valuation adjustments and negative credit-related adjustments in your disclosure. Were any of these adjustments individually material? If so, please provide quantitative and qualitative disclosure about the adjustment and the underlying reasons for it.

Response:

The Company respectfully advises the Staff that none of the positive valuation adjustments or negative credit-related adjustments in the subject disclosure were individually material to the Company. In future filings, the Company will specifically identify and quantify any individual positive valuation adjustments or negative credit-related adjustments where such adjustments are material to the Company.

3.	On page 99, under “Investments,” we note you substantially increased your allocation to financial services and decreased your allocation to healthcare year over year. Were these allocation changes made in response to specific events or trends in those industries that caused the Adviser to reconsider investing in those industries? If so, please revise your MD&A overview to discuss your Adviser’s view of material trends within these industries and how it is repositioning its portfolio and lending activity in response to such trends. If this is simply a result of standard repayments etc., please tell us so in your response.

Response:

The Company respectfully advises the Staff it does not believe there is any specific or underlying business or economic trend in the industries underlying the Company’s investment allocation year over year and confirms to the Staff that movement is merely the outcome of recent origination and repayment activity.

4.

On page F-8, in footnote 5 to the “Consolidated Schedule of Investments as of December 31, 2016,” you describe how the company may be entitled to receive additional interest as a result of an arrangement with other lenders to the extent a loan has been allocated to “first-out” and “last-out” tranches. Please confirm that the statement included in the footnote regarding how the “first-out” tranche will receive additional interest under arrangements with other lenders is correct. Additionally, supplementally describe accounting for such arrangements among lenders or inter-creditor agreements, specifically how the valuation of investments

Jay Williamson

Securities and Exchange Commission

takes into account these agreements including payment prioritization and payment waterfalls, and describe the impact of such arrangements on the calculation of interest income under the effective interest method. Lastly, describe if any other lenders subject to such arrangements are affiliates of the company.

Response:

The Company respectfully notes for the Staff where an agreement among lenders allocates payments among “first out” and “last out” tranches, the “first out” tranche is given priority to principal and interest payments from the borrower as among the lenders, but the obligations from the borrower to the lenders are not changed. Among the lenders, the “first out” lenders apportion part of the interest they are entitled to receive to the “last out” lenders in exchange for the “first out” priority on payment from the borrower. The Company has supplemented the disclosure on page 112 to make clear that the Company receives additional interest when, as a result of an arrangement with other lenders, the Company holds the “last out” tranche and will supplement the disclosure in the Schedule of Investments in the financial statements in its future filings.

As noted above, where there are arrangements among lenders, the borrower remains obligated to pay the interest rate in the loan agreements, which is presented in the Consolidated Schedule of Investments. However, pursuant to the agreement among lenders, the lenders reapportion the total interest paid by the borrower between the “first-out” lenders and the “last-out” lenders. The Company’s accounting treatment and fair value of its investment reflects the interest rate applicable to the tranche held by the Company, after giving effect to the arrangement among lenders, rather than the contractual amount owed by the borrower. The calculation of interest income under the effective interest method reflects the interest rate the Company is entitled to receive under the agreement among lenders, and is consistent with the Company’s accounting treatment for its other investments.

The Company respectfully advises the Staff that where the Company co-invests with an affiliate in accordance with the exemptive order granted by the SEC, the Company and such affiliates participate in the same tranche, whether “first out” or “last out,” if there is such an arrangement among lenders.

5.	In footnote 4 to the Schedule of Investments, disclose the percentage of non-qualifying assets as of period end.

Response:

In response to the Staff’s comment, the Company has revised the disclosure under “Portfolio Companies” on page 112 and will disclose the percentage of non-qualifying assets as of period end in the Schedule of Investments in the financial statements in its future filings.

Jay Williamson

Securities and Exchange Commission

6.	In the Schedule of Investments, disclose the class and series information for the CLO investments held.

Response:

In response to the Staff’s comment, the Company has revised the disclosure under “Portfolio Companies” on page 111 and will include the class and series information for its CLO investments held in the Schedule of Investments in the financial statements in its future filings.

*        *        *         *        *

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Adam Fleisher at (212) 225-2286 or Helena Grannis at (212) 225-2376.

Very truly yours,

/s/ Adam E. Fleisher
Adam E. Fleisher

Enclosure

cc:	Jason Fox
Securities and Exchange Commission

David Stiepleman
Jennifer Gordon
TPG Specialty Lending, Inc.

Helena K. Grannis
Cleary Gottlieb Steen & Hamilton LLP